Exhibit 99.1

Angeion Corporation 350 Oak Grove Parkway St. Paul, MN 55127 USA Telephone: (651) 484-4874 Facsimile: (651) 484-4826

FOR IMMEDIATE RELEASE

Contact:	Rodney A. Young, President and Chief Executive Officer,
(651) 484-4874
Dale H. Johnson, Chief Financial Officer, (651) 484-4874

Angeion Corporation Reports

Fifth Consecutive Year of Double-Digit Revenue Growth

Profitable Fiscal Year and Fourth Quarter

SAINT PAUL, Minnesota (January 29, 2008) — Angeion Corporation (NASDAQ: ANGN) today reported results for its fourth quarter and fiscal year ended October 31, 2007.

“Solid results in our fourth quarter highlighted another successful fiscal year for Angeion—our fifth consecutive year of double-digit revenue growth,” Rodney A. Young, President and Chief Executive Officer commented. “Fiscal 2007 results were driven by 14.6% annual revenue growth. Our continued strong performance in the hospital, physician office, and clinic market, coupled with growth in commercial health and fitness, demonstrates the effectiveness of our strategy to provide solutions that span the continuum of health.”

Fiscal 2007 Highlights

Accomplishments included:

•                  Fifth consecutive year of double-digit revenue growth.

•                  Successful Q4 launch of CCM Express® nutritional measurement device for hospital intensive care units.

•                  Agreement with strategic partner, Garmin International, which enables integration of Angeion’s New Leaf Active Metabolic TrainingTM with Garmin’s Forerunner 305 GPS fitness device, and

•                  New representative branch office in Milan, Italy.

For the fiscal year ended October 31, 2007, Angeion reported revenues of $38.6 million, up 14.6%, from revenues of $33.7 million a year ago. Net income for fiscal 2007 was $1.1 million or $0.24 per diluted share, versus $1.4 million, or $0.38 per diluted share last year. Net income for fiscal 2006 included a gain from discontinued operations of $171,000 or $0.04 per diluted share.

In the fourth quarter ended October 31, 2007, Angeion reported net income of $111,000, or $0.03 per diluted share, on revenues of $9.1 million. This compares to net income of $755,000, or $0.20 per diluted share, on revenues of $10.7 million in the fourth quarter of last year. The Company reported that its gross margin improved to 51.9% in the fourth quarter of fiscal 2007, up from 49.2% in the same quarter last year, as a result of manufacturing efficiencies and improved product mix.

Sales to Angeion’s large clinical research customer accounted for 8.7% of revenues in the fourth quarter of 2007 versus 34.7% in the fourth quarter of 2006. Excluding sales to this customer, revenue for the fourth quarter of 2007 increased by 19.3% over the fourth quarter of 2006 and 24.1% for the year. The Company expects revenues from clinical research to continue throughout fiscal 2008 but at a reduced level due to this customer’s unanticipated early conclusion of their clinical trial. “Our sales and marketing team is intensely focused on landing other contracts with clinical research customers”, said Young.

“Fiscal 2007 marked another strong year for our products across all markets we serve. We are particularly excited about the continued growth of our MedGraphics cardiorespiratory products in the hospital and physician clinic market, as well as the notable growth in the number of consumers participating in our New Leaf Active Metabolic Training™ within the commercial health and fitness market. On the medical side of our business, sales of our Elite™ Series and Ultima™ Series for pulmonary function and gas exchange had a substantial impact to our fourth quarter, as well as our overall success in fiscal 2007. Our New Leaf brand of products saw an increase of 40% in sales of client assessment packs and helped drive margin improvements for the year,” stated Young.

“Our most recent product introduction—the CCM Express (critical care management) for hospital intensive care units (ICUs)—was successfully launched in October. The CCM Express provides a precise measurement of the nutritional requirements of critically ill patients on ventilators. This compact and uniquely differentiated nutritional measurement medical device has received great acceptance domestically, with multiple evaluations in process across the country. Internationally we have shipped CCM Express units to our distribution partners to fulfill orders from their customers in both hospitals and larger medical centers,” said Young.

Earlier in fiscal 2007 the Company established a representative branch office in Milan, Italy, to provide support and field service for Angeion’s international distribution partners. Through this office, the Company offers real-time technical and marketing support, as well as a European training and service support location. In fiscal 2007, the existence of the Milan office was instrumental in establishing a new business relationship with a strategically important international distribution partner.

Looking Ahead in 2008

“Our top priority in fiscal 2008 is to execute our strategy to grow profitably,” said Young. Keys to success will be:

•                  new product introductions, including MedGraphics’ much-anticipated new cardiopulmonary diagnostic system for the hospital market, and the new resting metabolic product for the weight loss and corporate market from New Leaf

•                  physician-office targeted marketing campaigns for chronic pulmonary disease

•                  entering select new markets

•                  creatively and aggressively increasing our presence in the commercial fitness markets

•                  enhancing our international distribution channel and continuing to add new partners to grow our international presence, particularly in Europe and Latin America, and

•                  pursuing new client accounts in the clinical research arena.

“We see significant new product and program opportunities. Moreover, we believe we can leverage our broad clinical trials experience with other customers. While there is economic uncertainty, and the Company may experience fluctuations in quarter-to-quarter performance, we look forward to a productive 2008,” concluded Young.

About Angeion Corporation

Founded in 1986, Angeion Corporation acquired Medical Graphics Corporation in December 1999. Medical Graphics develops, manufactures and markets non-invasive cardiorespiratory diagnostic systems that are sold under the MedGraphics (www.medgraphics.com) and New Leaf Fitness (www.newleaffitness.com) brand and trade names. These cardiorespiratory diagnostic systems have a wide range of applications in healthcare as well as health and fitness. The Company’s products are sold internationally through distributors and in the United States through a direct sales force that targets heart and lung specialists located in hospitals, university-based medical centers, medical clinics and physicians’ offices, pharmaceutical companies, medical device manufacturers, clinical research organizations, health and fitness clubs, personal training studios, and other exercise facilities. For more information about Angeion, visit www.angeion.com.

The discussion above contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements by their nature involve substantial risks and uncertainties. Our actual results may differ materially depending on a variety of factors including: (i) our ability to successfully operate our business including our ability to develop, improve, and update our cardiorespiratory diagnostic products and successfully sell these products under the MedGraphics and New Leaf Fitness brand names into existing and new markets, (ii) our ability to achieve constant margins for our products and consistent and predictable operating expenses in light of variable revenues from our clinical research customers, (iii) our ability to effectively manufacture and ship products in required quantities to meet customer demands, (iv) our ability to expand our international revenue through our distribution partners and our Milan Italy representative branch office; (v) our ability to successfully defend ourselves from product liability claims related to our cardiorespiratory diagnostic products and claims associated with our prior cardiac stimulation products, (vi) our ability to protect our intellectual property, (vii) our ability to develop and maintain an effective system of internal controls and procedures and disclosure controls and procedures, and (viii) our dependence on third-party vendors.

Additional information with respect to the risks and uncertainties faced by the Company may be found in, and the above discussion is qualified in its entirety by, the other risk factors that are described from time to time in the Company’s Securities and Exchange Commission reports, including the Annual Report on Form 10-K for the year ended October 31, 2007.

— Financials Follow —

ANGEION CORPORATION AND SUBSIDIARIES

Condensed Consolidated Financial Information

(unaudited, in thousands except per share amounts)

	Three Months Ended		Year Ended
	October 31,		October 31,
Consolidated Statements of Earnings	2007	2006	2007	2006
Revenues	$9,131	$10,709	$38,580	$33,651
Cost of goods sold	4,392	5,441	19,106	17,016
Gross margin	4,739	5,268	19,474	16,635

Operating expenses:
Selling and marketing	2,462	2,330	10,107	8,148
General and administrative	1,236	881	4,220	3,209
Research and development	745	680	2,820	2,367
Amortization of intangibles	176	203	733	812
	4,619	4,094	17,880	14,536
Operating income	120	1,174	1,594	2,099
Interest income	51	31	182	81
Income before taxes	171	1,205	1,776	2,180
Provision for taxes	60	450	719	914

Income from continuing operations	111	755	1,057	1,266
Gain from discontinued operations, net of taxes of $103	—	—	—	171
Net income	$111	$755	$1,057	$1,437

Earnings per share - basic
Continuing operations	$0.03	$0.21	$0.27	$0.35
Discontinued operations	—	—	—	0.05
Net income per share	$0.03	$0.21	$0.27	$0.40
Earnings per share - diluted
Continuing operations	$0.03	$0.20	$0.24	$0.34
Discontinued operations	—	—	—	0.04
Net income per share	$0.03	$0.20	$0.24	$0.38
Weighted average common shares outstanding
Basic	4,088	3,681	3,987	3,634
Diluted	4,183	3,865	4,353	3,752

			October 31,	October 31,
Consolidated Balance Sheets			2007	2006
Cash			$6,908	$4,069
Other current assets			13,607	12,821
Equipment and intangible assets			4,018	4,863
			$24,533	$21,753

Current liabilities			6,361	6,686
Long-term liabilities			743	757
Shareholders’ equity			17,429	14,310
			$24,533	$21,753

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